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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934



                         Hyperion 1999 Term Trust Inc.
________________________________________________________________________________
                               (Name of Issuer)


                                 Common Stock
________________________________________________________________________________
                         (Title of Class of Securities)


                                   448913103
        _______________________________________________________________
                                (CUSIP Number)

                            Robert S. Goedken, Esq.
                             Cargill, Incorporated
                            15615 McGinty Road West
                               Wayzata, MN 55391
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                    8/4/97
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 448913103                                      PAGE 2 OF 15 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Cargill, Incorporated
                   15615 McGinty Road West
                   Wayzata, MN  55391


------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
       AF - See Item 3 on Schedule 13D Statement
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
        Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          2,823,400
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          2,823,400
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

        2,823,400
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
        5.13%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
       CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO.  448913103                                     PAGE 3 OF 15 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                        Cargill Financial Services Corporation
                        6000 Clearwater Drive
                        Minnetonka, MN 55343-9497
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC - See Item 3 on Schedule 13D Statement
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          2,823,400
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          2,823,400
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

        2,823,400
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      5.13%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                            SCHEDULE 13D STATEMENT


     Item 1.  Security and Issuer
              -------------------

     This statement on Schedule 13D (the "Statement") relates to the shares of common stock, (the "Shares"), of Hyperion 1999 Term Trust Inc.
("the Issuer"). The Issuer is a Delaware corporation and has its principal executive offices located at 520 Madison Avenue, New York, NY 10022.

     Item 2.  Identity and Background
              -----------------------

     (a) This statement is being filed by the following persons:

         (i) Cargill Financial Services Corporation, a Delaware corporation ("CFSC"), which is a wholly-owned subsidiary of Cargill, Incorporated; and

         (ii) Cargill, Incorporated, a Delaware corporation.

     Each of the persons listed in (i) and (ii) above is hereinafter referred to individually as a "Reporting Person" and collectively as the "Reporting Persons." The Reporting Persons collectively may be deemed to be a group beneficially owning, in the aggregate, 2,823,400 Shares or approximately 5.13% of the outstanding Shares within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Act").

     Neither the filing of this Statement nor any of its contents shall be construed as an admission that the directors or executive officers of the Reporting Persons are beneficial owners of any of the Shares, either for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

     (b), (c), (f) The address of CFSC is 6000 Clearwater Drive, Minnetonka, MN 55343-9497. The principal business of CFSC is financial trading and investment activities conducted on a proprietary basis. The address of Cargill, Incorporated is 15407 McGinty Road West, Wayzata, MN 55391-2399. The principal business of Cargill, Incorporated is the international marketing and processing of agricultural, industrial and financial commodities.

     The name, address, citizenship and present principal occupation or employment, and the name, address and principal business of any corporation or other organization in which such employment is conducted, of each of the executive officers and directors of the Reporting Persons are set forth on Exhibit A attached hereto and incorporated herein by reference.

     (d) During the last five years, none of the Reporting Persons, and to the best of the Reporting Persons knowledge, none of the persons named on Exhibit A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, none of the Reporting Persons, and to the best of the Reporting Persons' knowledge, none of the persons named on Exhibit A, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in, and was and is not subject to, a judgment, decree or final order against it enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Item 3. Source and Amount of Funds or Other Consideration
             -------------------------------------------------

     The source of funds for all purchases of the Shares acquired by CFSC was working capital.

     Item 4. Purpose of Transaction
             ----------------------

     An aggregate of 2,823,400 Shares were purchased for investment purposes. The Reporting Persons from time to time evaluate their investments and, based on such evaluation, may determine to acquire or dispose of Shares. The amount and timing of any additional purchases or sales of Shares will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices for the Shares, the financial condition and prospects of Issuer and general economic, financial market and industry conditions.

     Except as set forth herein, the Reporting Persons do not have any plans or proposals which would relate to or result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

     Item 5. Interest in Securities of the Issuer
             ------------------------------------

     (a) As of the date hereof, the Reporting Persons beneficially owned 2,823,400 Shares, constituting approximately 5.13% of the outstanding Shares based upon information provided by Bloomberg.

     (b) CFSC has the power, and Cargill, Incorporated may be deemed to share the power, to vote and dispose of 2,823,400 Shares.

     (c) During the past 60 days, the Reporting Persons affected open market purchases of 968,000 Shares made June 12, 1997 through August 11, 1997. To the best of the Reporting Persons' knowledge, except as set forth herein, none of the persons listed on Exhibit A hereto has purchased or sold any Shares during the past 60 days.

     (d) No person other than CFSC has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Statement.

     (e) Not applicable.

     Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer
               -----------------------------------------------------------

     None of the Reporting Persons and (to the best of the Reporting Persons' knowledge) none of the persons named in Exhibit A hereto, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any persons with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

     Item 7.   Material to be Filed as Exhibits
               --------------------------------

     Exhibit A: List of Executive Officers and Directors of CFSC and Cargill, Incorporated.

     Exhibit B: Joint Filing Agreement, dated as of August 11, 1997, between CFSC and Cargill, Incorporated.

     Signature page follows.

                                   SIGNATURE


     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.


                              CARGILL FINANCIAL SERVICES CORPORATION




                              By:  /s/ Jeffery D. Leu
                                   ---------------------
                                   Jeffery D. Leu
                                   Senior Vice President



                              CARGILL, INCORPORATED



                              By:  /s/ David W. Rogers
                                   --------------------
                                   David W. Rogers
                                   President, Financial Markets




Date: August 11, 1997

                                   EXHIBIT A


                    CARGILL FINANCIAL SERVICES CORPORATION

                                                  Occupation or
Name and Address             Office Held          Employment          Citizenship
----------------             -----------          -------------       -----------

Robert A. Kruchoski          Executive            President           U.S.
6000 Clearwater Drive        Officer
Minnetonka, MN 55343

David W. Rogers              Executive            Executive Vice      U.K.
6000 Clearwater Drive        Officer and          President, and
Minnetonka, MN 55343         Director             Chief Operating
                                                  Officer

Kenneth M. Duncan            Executive            Senior Vice         U.S.
6000 Clearwater Drive        Officer              President
Minnetonka, MN 55343

Gary W. Jarrett              Executive            Senior Vice         U.S.
6000 Clearwater Drive        Officer              President
Minnetonka, MN 55343

Jeffery D. Leu               Executive            Senior Vice         U.S.
6000 Clearwater Drive        Officer              President
Minnetonka, MN 55343

Michael B. Moore             Executive            Senior Vice         U.S.
6000 Clearwater Drive        Officer              President
Minnetonka, MN 55343

Robert D. Beach              Executive            Vice President      U.S.
6000 Clearwater Drive        Officer
Minnetonka, MN 55343

Rae A. Lesmeister            Executive            Vice President      U.S.
6000 Clearwater Drive        Officer
Minnetonka, MN 55343

Linda L. Cutler              Executive            Secretary           U.S.
6000 Clearwater Drive        Officer
Minnetonka, MN 55343

William W. Veazey            Executive            Treasurer           U.S.
6000 Clearwater Drive        Officer and
Minnetonka, MN 55343         Director

Robert L. Lumpkins           Director             Chief Financial     U.S.
6000 Clearwater Drive                             Officer, Cargill,
Minnetonka, MN 55343                              Incorporated


Ernest S. Micek              Director             President and       U.S.
6000 Clearwater Drive                             Chief Executive
Minnetonka, MN 55343                              Officer, Cargill,
                                                  Incorporated

David W. Raisbeck            Director             Executive Vice      U.S.
6000 Clearwater Drive                             President,
Minnetonka, MN 55343                              President (Trading
                                                  Sector), Cargill,
                                                  Incorporated

Philip J. Martini            Executive            Senior Vice         U.S.
6000 Clearwater Drive        Officer              President
Minnetonka, MN 55343

Michael B. Moore             Executive            Senior Vice         U.S.
6000 Clearwater Drive        Officer              President
Minnetonka, MN 55343

Wendell Spence               Executive            Senior Vice         U.S.
6000 Clearwater Drive        Officer              President
Minnetonka, MN 55343

Bruce H. Barnett             Executive            Vice President      U.S.
6000 Clearwater Drive        Officer
Minnetonka, MN 55343

David E. Dines               Executive            Vice President      U.S.
6000 Clearwater Drive        Officer
Minnetonka, MN 55343

Elizabeth C. Gruber          Executive            Vice President      U.S.
6000 Clearwater Drive        Officer
Minnetonka, MN 55343

Martin Guyot                 Executive            Vice President      Argentina
6000 Clearwater Drive        Officer
Minnetonka, MN 55343

Thomas F. Haller, Jr.        Executive            Vice President      U.S.
6000 Clearwater Drive        Officer
Minnetonka, MN 55343

Patrick J. Halloran          Executive            Vice President      U.S.
6000 Clearwater Drive        Officer
Minnetonka, MN 55343

Jeffrey A. Hilligoss         Executive            Vice President      U.S.
6000 Clearwater Drive        Officer
Minnetonka, MN 55343

Ian M.C. Kerr                Executive            Vice President      Canada
6000 Clearwater Drive        Officer
Minnetonka, MN 55343


Guilherme Schmidt Netto      Executive            Vice President     Brazil
6000 Clearwater Drive        Officer
Minnetonka, MN 55343

Gary G. O'Hagan              Executive            Vice President     U.S.
6000 Clearwater Drive        Officer
Minnetonka, MN 55343

J. Kirk Ogren, Jr.           Executive            Vice President     U.S.
6000 Clearwater Drive        Officer
Minnetonka, MN 55343

Jeffrey A. Parker            Executive            Vice President     U.S.
6000 Clearwater Drive        Officer
Minnetonka, MN 55343

Steven C. Pumilia            Executive            Vice President     U.S.
6000 Clearwater Drive        Officer
Minnetonka, MN 55343

Gregory T. Zoidis            Executive            Vice President     U.S.
6000 Clearwater Drive        Officer
Minnetonka, MN 55343

Diannah Shurtleff            Executive            Vice President     U.S.
6000 Clearwater Drive        Officer
Minnetonka, MN 55343


                             CARGILL, INCORPORATED

                                                  Occupation or
Name and Address             Office Held          Employment          Citizenship
----------------             -----------          -------------       -----------
Ernest S. Micek              Executive            Chairman of the     U.S.
15615 McGinty Road West      Officer and          Board, President
Wayzata, MN 55391            Director             and Chief Executive
                                                  Officer

Robert L. Lumpkins           Executive            Vice Chairman of    U.S.
15615 McGinty Road West      Officer and          the Board and Chief
Wayzata, MN 55391            Director             Financial Officer

F. Guillaume Bastiaens       Executive            Executive Vice      Belgium
15615 McGinty Road West      Officer and          President and
Wayzata, MN 55391            Director             President (Food
                                                  Sector)


David W. Raisbeck            Executive           Executive Vice       U.S.
15615 McGinty                Officer and         President and
Road West                    Director            President (Trading
Wayzata, MN 55391                                Sector)

Warren R. Staley             Executive           Executive Vice       U.S.
15615 McGinty                Officer and         President and
Road West                    Director            President (Western
Wayzata, MN 55391                                Hemisphere and Meat
                                                 Sectors)

Daniel R. Huber              Executive           President (Asia and  U.S.
15615 McGinty                Officer             Agricultural
Road West                                        Sectors)
Wayzata, MN 55391

Everett W. MacLennan         Executive           Senior Vice          U.S.
15615 McGinty                Officer             President (Human
Road West                                        Resources)
Wayzata, MN 55391

James D. Moe                 Executive           Corporate Vice       U.S.
15615 McGinty                Officer             President, General
Road West                                        Counsel and
Wayzata, MN 55391                                Secretary

Michael R. Bonsignore        Director            Chairman and CEO,    U.S.
Honeywell Plaza                                  Honeywell, Inc.
MN 12-5279                                       (Manufacturing
Minneapolis, MN 55408                            Company)

Austen S. Cargill II         Director            Vice President,      U.S.
15407 McGinty                                    Admin. Div.,
Road West                                        Cargill, Incorporated
Wayzata, MN 55391-2398

Livio D. DeSimone            Director            Chairman and CEO,    U.S.
3M Bldg                                          3M (Manufacturing
220-14W-05                                       Company)
St. Paul, MN  55144



Lloyd P. Johnson             Director          Chairman (Retired),   U.S.
4900 IDS Center                                Norwest Corporation
80 South Eighth Street
Minneapolis, MN 55479

Marianne C. Liebmann         Director          President, Liebmann   U.S.
15407 McGinty                                  Florist, Inc.
Road West
Wayzata, MN 55391

David D. MacMillan           Director          Private Investor      U.S.
15407 McGinty
Road West
Wayzata, MN 55391

W. Duncan MacMillan          Director          Vice President,       U.S.
15407 McGinty                                  Waycrosse, Inc.
Road West
Wayzata, MN 55391

Cargill MacMillan, Jr.       Director          Senior Advisory       U.S.
15615 McGinty                                  Director, Cargill,
Road West                                      Inc.
Wayzata, MN 55391

Lucy M. Stitzer              Director          Private Investor      U.S.
15407 McGinty
Road West
Wayzata, MN 55391

Michael H. Armacost          Director          President, The        U.S.
1775 Massachusetts                             Brookings Institute
Avenue NW                                      (Non-Profit
Washington, DC 20036                           Organization)

Michael W. Wright            Director          Chairman, CEO and     U.S.
11840 ValleyView Road                          President,
Eden Prairie, MN 55344                         SuperValu, Inc.
                                               (Grocery Business)

Whitney MacMillan            Director          CEO (Retired),        U.S.
2050 One Financial Plaza     Emeritus          Cargill, Inc.
120 South Sixth Street
Minneapolis, MN 55402

William B. MacMillen         Director          Private Investor      U.S.
15407 McGinty
Road West
Wayzata, MN 55391

Ronald L. Christenson        Executive         Corporate Vice        U.S.
15615 McGinty                Officer           President and Chief
Road West                                      Technology Officer
Wayzata, MN 55391

Robbin S. Johnson            Executive         Corporate Vice        U.S.
15615 McGinty                Officer           President, Public
Road West                                      Affairs
Wayzata, MN 55391

Lloyd B. Taylor              Executive         Corporate Vice        U.S.
15615 McGinty                Officer           President,
Road West                                      Information
Wayzata, MN 55391                              Technology

Edward J. Toth               Executive         Corporate Vice        U.S.
15615 McGinty                Officer           President and
Road West                                      Controller
Wayzata, MN 55391

Tyrone K. Thayer             Executive         Corporate Vice        U.S.
15407 McGinty                Officer           President,
Road West                                      Worldwide Cargill
Wayzata, MN  55391                             Foods and
                                               Procurement

William W. Veazey            Executive         Treasurer             U.S.
15615 McGinty                Officer
Road West
Wayzata, MN 55391


                                   EXHIBIT B


                            JOINT FILING AGREEMENT


     Cargill Financial Services Corporation and Cargill, Incorporated, each hereby agrees, in accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934 (the "Act"), as amended, that the Schedule 13D filed herewith, and any amendments thereto, relating to the shares of common stock of Hyperion 1999 Term Trust Inc. are, and will be, filed jointly on behalf of each such person, and that this Agreement be included as an exhibit to such joint filing.

     IN WITNESS WHEREOF, the undersigned hereby executes this Agreement this 11th day of August, 1997.


Dated:  August 11, 1997        CARGILL FINANCIAL SERVICES CORPORATION



                               By: /s/ Jeffery D. Leu
                                   -------------------------------------
                                   Jeffery D. Leu
                                   Senior Vice President



                               CARGILL, INCORPORATED



                               By: /s/ David W. Rogers
                                   ------------------------------------
                                   David W. Rogers
                                   President, Financial Markets